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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)
                              (AMENDMENT NO. 12)(1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                            ADVANCED MAGNETICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00753P 10 3
                      -------------------------------------
                                 (CUSIP Number)





--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                              -------------------------

CUSIP NO.  00753P 10 3               13G                   Page  2  of  5 Pages
           -----------
-------------------------                              -------------------------


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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Jerome Goldstein

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        No Change

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                   5.     SOLE VOTING POWER
                          657,272

    NUMBER OF      -------------------------------------------------------------
      SHARES       6.     SHARED VOTING POWER
   BENEFICIALLY           42,000
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      7.     SOLE DISPOSITIVE POWER
      PERSON              657,272
       WITH
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          42,000

--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        699,272

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    [X]
        SHARES*

        See Item 4(a)

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.4%

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12.     TYPE OF REPORTING PERSON*

        No Change

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!




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ITEM 1(a).      NAME OF ISSUER:

                Advanced Magnetics, Inc.


ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                61 Mooney Street
                Cambridge, MA 02138


ITEM 2(a).      NAME OF PERSON FILING:

                Jerome Goldstein


ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                c/o Advanced Magnetics, Inc.
                61 Mooney Street
                Cambridge, MA 02138


ITEM 2(c).      CITIZENSHIP:

                United States


ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, $.01 Par Value


ITEM 2(e).      CUSIP NUMBER

                00753P 10 3


ITEM 3.         STATUS IF FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

                Inapplicable


ITEM 4.         OWNERSHIP:

                (a)     Amount Beneficially Owned:

                        699,272. This amount does not include 662,937 shares owned by spouse as to which shares beneficial ownership is disclaimed. This amount includes 11,250 shares issuable to Mr. Goldstein pursuant to options exercisable or exercisable within 60 days from December 31, 1997.



                                Page 3 of 5 pages
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                (b)     Percent of Class: 10.4% (based on 6,733,276 shares of
                        Common Stock reported by the Company's transfer agent as outstanding at the close of business on December 31, 1997 and 11,250 shares issuable to Mr. Goldstein pursuant to options exercisable within 60 days from December 31, 1997).

                (c)     Number of Shares as to which such person has:

                        (i)     sole power to vote or direct the vote 657,272.

                        (ii)    shared power to vote or to direct the vote
                                42,000.

                        (iii) sole power to dispose or to direct the disposition of 657,272.

                        (iv) shared power to dispose or to direct the disposition of 42,000.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Inapplicable.


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Inapplicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

                Inapplicable.


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Inapplicable.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Inapplicable.


ITEM 10.        CERTIFICATION:

                Inapplicable.







                                Page 4 of 5 pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








                                        February 4, 1998
                                        ---------------------------------------
                                                 Date



                                        /s/ Jerome Goldstein
                                        ---------------------------------------
                                                 Signature


                                        Jerome Goldstein/
                                        Chairman of the Board,
                                        Chief Executive Officer and Treasurer
                                        ---------------------------------------
                                                 Name/Title








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